Lokimox

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-69,288.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Inventory Asset	-1,087.15
Accounts Payable	763.17
Chase Ink - Derek Gilboe	19,892.71
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**19,568.73**
Net cash provided by operating activities	**$ -49,719.39**
INVESTING ACTIVITIES	
Fixed Asset Computers	-1,775.23
Fixed Asset Furniture	-154.78
Intangible Assets - Trademarks	-600.00
Other fixed assets	-1,959.45
Net cash provided by investing activities	**$ -4,489.46**
FINANCING ACTIVITIES	
Owner's Equity:Partner Equity - Gilboe	8,298.54
Owner's Equity:Partner Equity - Gilboe:Contributions	46,999.08
Net cash provided by financing activities	**$55,297.62**
NET CASH INCREASE FOR PERIOD	**$1,088.77**
Cash at beginning of period	5,610.09
CASH AT END OF PERIOD	**$6,698.86**